Exhibit 99.1

2020 Annual Report

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 9th September 2020: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) will today release its Annual Report for the year ending 30 June 2020.

There has been a change to the financial statements since the lodgement of the Appendix 4E, Preliminary Final Report by the Company on 31 August 2020.

The Company’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. In the prior period, the Company obtained a Commissioner’s Discretion pursuant to subsection 328-126(6) of the Income Tax Assessment Act 1997 which enabled Alterity to receive the incentive as a refundable cash offset, and recorded $4,951,167 in other income with respect to eligible expenditure under the incentive scheme.  The receivable as at 30 June 2019 was subsequently received as cash in the current period.  The Company has applied for a Commissioner’s Discretion for the current period under the same set of facts as the prior period application.  Subsequent to the lodgement of the Appendix 4E on 31 August 2020, whilst a formal Commissioner’s Discretion has not been received, the Company has been advised by the Australian Taxation Office that it is their preliminary view that they may not be exercising their discretion in accordance with subsection 328-126(6) ITAA 1997.  The Company is considering its options, including appealing an unfavourable decision if received, nevertheless in the Company’s Annual Report the Company has de-recognised the receivable and other income of $3,396,726 relating to eligible expenditure for the year ending 30 June 2020 previously reported in the Appendix 4E.

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Authorization & Additional information

This announcement was authorized by Geoffrey Kempler, CEO and Chairman of Alterity Therapeutics Limited.

Contact:

Investor Relations

Rebecca Wilson, WE Communications

E: WE-AUAlterity@we-worldwide.com

Tp: +61 3 8866 1216

About Alterity Therapeutics Limited and ATH434

Alterity’s lead candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by redistributing labile iron in the brain. In this way, it has potential to treat Parkinson’s disease and atypical forms of Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

ATH434 has been granted Orphan designation for the treatment of MSA by the US FDA and the European Commission.

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434 (formerly PBT434), and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.